File No. 70-



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

               __________________________________

                            FORM U-1
               __________________________________


                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
                       AEP RESOURCES, INC.
                    AEP ENERGY SERVICES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                 Susan Tomasky, General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza Columbus, Ohio 43215


                Jeffrey D. Cross, General Counsel
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION
     American Electric Power Company, Inc. ("AEP"), is a holding company registered under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"). AEP Energy Services, Inc. ("AEPES") and AEP Resources, Inc. ("Resources") are wholly-owned non-utility subsidiaries of AEP. AEP, AEPES and Resources are hereinafter sometimes collectively referred to as "Applicants".
     A.   Background
     By orders dated September 13, 1996 (HCAR No. 26572) and September 27, 1996 (HCAR No. 26583), AEP was authorized to form one or more direct or indirect nonutility subsidiaries to broker and market electric power, natural and manufactured gas, emission allowances, coal, oil, refined petroleum products and natural gas liquids. AEPES was incorporated as a subsidiary of AEP on September 24, 1996 to engage in energy-related activities, including marketing, brokering and trading of electricity, gas and other energy commodities.
     Pursuant to an order of the Commission dated June 6, 1989 (HCAR No. 24898) and supplemental orders dated October 8, 1993 (HCAR No. 25905) and February 4, 1994 (HCAR No. 25984), AEP obtained authorization to invest in Resources, whose primary business is development of, and investments in, exempt wholesale generators, foreign utility companies, qualifying cogeneration facilities and other energy-related domestic and international investment opportunities and projects.
     B.   Summary of Proposed Transaction
     Applicants are now seeking approval to acquire in one or more transactions from time to time through December 31, 2003 (the "Authorization Period"), non-utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that would be incidental to and would assist Applicants and their subsidiaries (or any other energy trading, marketing or brokering subsidiary hereafter acquired by Applicants) in connection with energy marketing, brokering and trading. Applicants request approval to invest up to $800 million (the "Investment Limitation") during the Authorization Period in such Energy Assets or in the equity securities of companies substantially all of whose physical properties consist of such Energy Assets.FN1
FN1 Companies whose physical properties consist of Energy Assets may also be currently engaged in energy (gas or electric or both) marketing or trading activities. To the extent necessary, Applicants request authorization to continue such activities in the event they acquire such companies.

Such Energy Assets (or equity securities of companies owning Energy Assets) may be acquired for cash or in exchange for common stock of AEP or other securities of Applicants or may include the assumption of debt of the seller of such Energy Assets, or any combination of the foregoing. If common stock of AEP is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. Under no circumstances will Applicants acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such companies to be considered an "electric utility company" or "gas utility company" as defined under the 1935 Act.
     As this Commission has recognized in SEI Holdings, Inc., HCAR No. 26581 (September 26, 1996) and other decisions, a successful marketer of energy commodities must be able to control some level of physical assets that are incidental and reasonably necessary in its day-to-day operations. Gas marketers today must be able to offer their customers a variety of value-added, or "bundled" services, such as gas storage and processing, which the interstate pipelines offered prior to FERC Order 636.FN2
FN2 See FERC Order 636, "Pipeline Service Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 57 Fed. Reg. 13270 (April 16,
     1992).

In order to provide such value-added services, many of the leading gas marketers have invested in production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the United States. Similarly, in order to compete with both pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to acquire or construct such supply facilities. In fact, most of the large marketers with which AEP's non-utility subsidiaries compete own substantial physical assets of the type described herein.
     Production, gathering, processing, and storage capacity would support Applicants' marketing activities by providing the opportunity to hedge the prices of future supplies of natural gas against market fluctuations. Price volatility occurs due to fluctuations in supply and demand over periods as short as one day or seasonally. Storage and pipeline assets allow energy marketers to "bank" lower cost supplies for use during periods of high volatility or take advantage of differential price spreads between different markets. Energy marketers with strong and balanced physical asset portfolios are able to originate tolling or reverse tolling of gas and electric commodities. The integration of production, gathering, and storage assets offers energy marketers the opportunity to provide either gas or electric products and services to energy users, at their discretion, depending on user requirements and needs. Finally, the physical assets underlying an energy marketer's balance sheet may provide substantial credit support for the financial transactions undertaken by the marketer.
     It is the intention of Applicants to add non-utility, marketing-related assets as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation). At the current time, Applicants are investigating several opportunities to acquire midstream and upstream assets that are being offered for sale by integrated gas companies and other marketers. Ultimately, it is the objective of Applicants to control a portfolio of Energy Assets that would provide Applicants with the flexibility and capacity to compete for sales in all major markets in the United States and, in the future, possibly Canada.
     C.   Summary of Financing Proposals
     As indicated, Applicants wish to have the flexibility to acquire Energy Assets in cash transactions or in transactions in which the seller may wish to receive common stock or other securities of Applicants or may include the assumption of debt of the seller of such Energy Assets, or any combination of the foregoing. A seller of Energy Assets may, for example, wish to arrange a tax-free transaction in which it receives common stock of AEP. From the Applicants' perspective, having the flexibility to arrange a tax-free transaction may lower the seller's overall sales price. Accordingly, in order to provide the maximum flexibility, Applicants request authorization to issue securities in order to finance the purchase of Energy Assets, or the purchase of the securities of companies owning Energy Assets, by Resources, AEPES and subsidiaries of either company, in an aggregate amount not to exceed $800 million, such securities to consist of any combination of (i) shares of common stock of AEP; (ii) borrowings by AEP from banks or other financial institutions under credit lines or otherwise; (iii) guarantees of indebtedness issued by Applicants or any existing or new subsidiary of any Applicant; or (iv) guarantees of securities issued by any special purpose financing subsidiary of AEP organized specifically for the purpose of financing any such acquisition. Borrowing would be evidenced by notes having maturities of not greater than fifteen years from the date of issue and an average life of not greater than ten years from the date of issue, and bear interest at either a fixed rate not greater than 300 basis points over the yield to maturity on a U.S. Treasury note having a remaining term approximately equal to the average life of such note, or at a floating rate not greater than 100 basis points over the reference rate (e.g., prime commercial lending rate, LIBOR, etc.) used as the basis for determining such rate. Such notes may include terms that would require the payment of a premium upon prepayment.
     In turn, to the extent not exempt under Rule 52 and/or Rule 45(b), Resources, AEPES and subsidiaries of either company, or any special purpose financing subsidiary, also propose to issue debt or equity securities of any type, including guarantees as appropriate, from time to time during the Authorization Period to finance acquisitions of Energy Assets.
     Such financings in aggregate with any AEP financings for which approval is requested above and any financings performed on an exempt basis under Rule 52 will not exceed the Investment Limitation; i.e., $800 million. Any debt security issued to AEP to evidence loans by AEP will comply with the requirements of Rule 52(b)(2).
     The financing authorization sought herein is in addition to the financing authority of AEP and its subsidiaries as set forth in the orders of the Commission dated May 4, 1998 (HCAR No. 26867) and May 10, 1996 (HCAR No. 26516) as modified by April 27, 1998 (HCAR No. 26864).
     D.   Energy Commodities in Canada
     Applicants also request that the Commission authorize Applicants to broker and market Energy Commodities at wholesale and retail in Canada.
     Applicants submit that approval of this request is appropriate in that (i) the North American energy market has already evolved into an integrated market in terms of both physical interconnection and the volume of cross-border electricity and gas sales; (ii) such approval would enable Applicants to compete with other large independent power and gas marketers that have already established a presence in the Canadian market with resulting benefits for both consumers and investors; (iii) such approval would enable Applicants to establish a presence in the Canadian markets without the need to invest significant sums in sources of production or supply in those countries; and (iv) legislative and administrative actions by Congress and other U.S. regulatory bodies, including the Energy Policy Act of 1992 ("EPAct"), the North American Free Trade Agreement ("NAFTA"), the sharp increase in export licenses granted by the Department of Energy ("DOE"), and recent rulings by the Federal Energy Regulatory Commission ("FERC") which (a) authorize Powerex, a Canadian utility affiliate,FN3
FN3 Federal Energy Regulatory Commission Docket Nos. ER97-4024 and EL95-62, 80 F.E.R.C. P. 91,343 (September 24, 1997). Powerex
     is a subsidiary of British Columbia Hydro and Power Authority
     ("BC Hydro").

to sell power at market-based rates in the U.S. and (b) condition market rate orders granted to power marketing affiliates of Canadian utilities upon the existence of open access to the transmission systems of such Canadian utilities. All of these factors underscore the importance of promoting free and unfettered competition in the North American energy market as a national goal. Finally, Applicants believe that considerations underlying the recent orders of the Commission authorizing subsidiaries of registered holding companies to engage in demand-side management and energy efficiency activities in Canada are equally applicable to the proposal contained herein.
     E.   Other Matters
     Pursuant to Rule 24, Applicants propose to report on a quarterly basis the amount of Energy Assets purchased or constructed in the preceding period and a brief description thereof. It is also proposed that the amount, type, and, if a debt security, the maturity and interest rate, of securities issued by AEP, Resources, AEPES and subsidiaries of either company, or any special purpose financing subsidiary in connection with the acquisition of Energy Assets be made a part of such quarterly report filed pursuant to Rule 24, and that such reporting also be in lieu of any separate report on Form U-6B-2 for those financings that are performed on an exempt basis under Rule 52.
     F.   Compliance with Rule 54
     Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are currently satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein, thereby satisfying such provision and making Rule 53(c) inapplicable.
          Rule 53(a)(1). As of June 30, 1998, AEP, through its subsidiary, Resources, had aggregate investment in FUCOs of $450,133,000. This investment represents approximately 27.8% of $1,621,199,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended June 30, 1998.
          Rule 53(a)(2). Each FUCO in which AEP invests will maintain books and records and make available the books and records required by Rule 53(a)(2).
          Rule 53(a)(3). No more than 2% of the employees of the Utility Subsidiaries of AEP will, at any one time, directly or indirectly, render services to any FUCO.
          Rule 53(a)(4). AEP has submitted and will submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's Utility Subsidiaries.
          Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,621,199,000) represented an increase of approximately $46,547,000 (or 3.0%) in the average consolidated retained earnings from the previous four quarterly periods ($1,574,652,000); and (iii) for the fiscal year ended December 31, 1997, AEP did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs.
     AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27,
1998) (the "100% Order") in File No. 70-9021. In connection with its consideration of AEP's application for the 100% Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of AEP, nor would it have an adverse impact on any of its utility subsidiaries or their customers, or on the ability of state commissions to protect such utility subsidiaries or their customers. Since similar considerations are involved hereunder with respect to Rule 54, Applicants should not be required to make subsequent Rule 54 filings once AEP's aggregate investment in EWGs and FUCOs exceeds 50% of its consolidated retained earnings.
ITEM 2.   FEES, COMMISSIONS AND EXPENSES
     The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $5,000.
ITEM 3.   APPLICABLE STATUTORY PROVISIONS
     Sections 9(a) and 10 of the 1935 Act are applicable to the acquisition by Applicants or their subsidiaries of any interest in Energy Assets or of the securities of any company that owns Energy Assets. The issuance and sale of debt securities, equity securities or guarantees by Applicants or their subsidiaries or any special purpose finance subsidiary for the purpose of financing the acquisition of Energy Assets are subject to Sections 6(a) and 7 of the 1935 Act, and the issuance of any guarantee is subject to
Section 12(b) and Rule 45. The issuance of such securities by the Applicants other than AEP may be exempt pursuant to Rule 52(b) or Rule 45(b), as applicable.
     Standards of Approval under Section 10
     The transactions proposed herein may involve an acquisition of securities, as well as an acquisition of an interest in another (i.e., non-utility) business, and are therefore subject to the approval of this Commission under Section 10. The relevant standards for approval under Section 10 are set forth in subsections (b), (c), and(f). In this case, the requirements of
Section 10(c) are met and there is no basis for the Commission to make any negative findings under Section 10(b).
     As applied to interests in non-utility businesses, Section 10(c)(1) of the 1935 Act provides that the Commission shall not approve an acquisition that is "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public-utility system, provided that the Commission may permit the retention by a registered holding company of an interest in any non-utility business that is "reasonably incidental, or economically necessary or appropriate to the operations" of its integrated system or systems. The Commission has interpreted Sections 10(c)(1) and 11(b)(1), read together, as expressing a Congressional policy against non-utility acquisitions that bear no functional relation to a holding company's utility operations.

     As previously indicated, Applicants are now seeking approval to acquire non-utility, energy-related assets, that will be used in connection with the existing energy marketing operations of AEP's non-utility subsidiaries. The Commission has previously authorized SEI Holdings, Inc., a subsidiary of The Southern Company, to acquire or construct substantially similar kinds of assets in connection with its marketing operations.
ITEM 4.   REGULATORY APPROVALS
     Applicants will obtain any required state commission approvals prior to the acquisition of Energy Assets. The pre-notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 may apply to certain acquisitions of Energy Assets or companies owning Energy Assets, depending upon, among other factors, the dollar amount of any such transaction. Also, the FERC may have jurisdiction over acquisitions of companies owning Energy Assets.
ITEM 5.   PROCEDURE
     The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. Applicants request that the Commission's Order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.
ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
     (a)  Exhibits:
          Exhibit F      Opinion of counsel (to be filed by
                         amendment)

          Exhibit H      Proposed Form of Notice

     (b)  Financial Statements:

     Balance Sheets as of June 30, 1998 and Statements of Income and Retained Earnings for the twelve months ended June 30, 1998, of AEPES, Resources and AEP, and its subsidiaries consolidated, together with journal entries reflecting the proposed transaction
(to be filed by amendment).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
     It is believed that the proposed transactions will not have any environmental effects which would require an environmental impact statement under Section 102(2)(c) of the National Environmental Policy Act. Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the proposed transactions.
                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER COMPANY, INC.
                    AEP ENERGY SERVICES, INC.
                    AEP RESOURCES, INC.


                    By_/s/ A. A. Pena___________________
                                 Treasurer


Dated:  August 28, 1998



                                                        Exhibit H


                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /             , 1998


_________________________________________
                                         :
In the Matter of                         :
                                         :
AMERICAN ELECTRIC POWER COMPANY, INC.    :
AEP ENERGY SERVICES, INC.                :
AEP RESOURCES, INC.                      :
1 Riverside Plaza                        :
Columbus, Ohio 43215                     :
                                         :
(70-    )                                :
_________________________________________:


NOTICE OF PROPOSED INVESTMENTS

     American Electric Power Company, Inc. ("AEP"), a registered holding company, AEP Energy Services, Inc. ("AEPES") and AEP Resources, Inc. ("Resources"), non-utility subsidiaries of AEP, sometimes hereinafter collectively referred to as the "Applicants", have filed with the Commission an Application or Declaration pursuant to the Public Utility Holding Company Act of 1935 (the "1935 Act"), designating Sections 6(a), 7, 9(a), 10 and 12(b), and Rules 45, 52 and 54 promulgated thereunder as applicable the proposed transactions.

     Applicants are seeking approval to acquire in one or more transactions from time to time through December 31, 2003 (the "Authorization Period"), non-utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that would be incidental to and would assist Applicants and their subsidiaries (or any other energy trading, marketing or brokering subsidiary hereafter acquired by Applicants) in connection with energy marketing, brokering and trading. Applicants request approval to invest up to $800 million (the "Investment Limitation") during the Authorization Period in such Energy Assets or in the equity securities of companies substantially all of whose physical properties consist of such Energy Assets. Such Energy Assets (or equity securities of companies owning Energy Assets) may be acquired for cash or in exchange for common stock of AEP or other securities of Applicants or may include the assumption of debt of the seller of such Energy Assets, or any combination of the foregoing. If common stock of AEP is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. Under no circumstances will Applicants acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such companies to be considered an "electric utility company" or "gas utility company" as defined under the 1935 Act.

     Applicants state that gas marketers today must be able to offer their customers a variety of value-added, or "bundled" services, such as gas storage and processing, which the interstate pipelines offered prior to FERC Order 636.FN1

FN1  See FERC Order 636, "Pipeline Service Obligations and
     Revisions to Regulations Governing Self-Implementing
     Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 57 Fed. Reg. 13270 (April 16,
     1992).

In order to provide such value-added services, many of the leading gas marketers have invested in production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the United States. Similarly, in order to compete with both pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to acquire or construct such supply facilities. In fact, most of the large marketers with which AEPES competes own substantial physical assets of the type described herein.

     Production, gathering, processing, and storage capacity would support Applicants' marketing activities by providing the opportunity to hedge the prices of future supplies of natural gas against market fluctuations. Price volatility occurs due to fluctuations in supply and demand over periods as short as one day or seasonally. Storage and pipeline assets allow energy marketers to "bank" lower cost supplies for use during periods of high volatility or take advantage of differential price spreads between different markets. Energy marketers with strong and balanced physical asset portfolios are able to originate tolling or reverse tolling of gas and electric commodities. The integration of production, gathering, and storage assets offers energy marketers the opportunity to provide either gas or electric products and services to energy users, at their discretion, depending on user requirements and needs. Finally, the physical assets underlying an energy marketer's balance sheet may provide substantial credit support for the financial transactions undertaken by the marketer.

     It is the intention of Applicants to add non-utility, marketing-related assets as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation). At the current time, Applicants are investigating several opportunities to acquire midstream and upstream assets that are being offered for sale by integrated gas companies and other marketers. Ultimately, it is the objective of Applicants to control a portfolio of Energy Assets that would provide Applicants with the flexibility and capacity to compete for sales in all major markets in the United States and, in the future, possibly Canada.

     Applicants request authorization to issue securities in order to finance the purchase of Energy Assets, or the purchase of the securities of companies owning Energy Assets, by Resources, AEPES and subsidiaries of either company, in an aggregate amount not to exceed $800 million, such securities to consist of any combination of (i) shares of common stock of AEP; (ii) borrowings by AEP from banks or other financial institutions under credit lines or otherwise; (iii) guarantees of indebtedness issued by Applicants or any existing or new subsidiary of any Applicant; or (iv) guarantees of securities issued by any special purpose financing subsidiary of AEP organized specifically for the purpose of financing any such acquisition. Borrowing would be evidenced by notes having maturities of not greater than fifteen years from the date of issue and an average life of not greater than ten years from the date of issue, and bear interest at either a fixed rate not greater than 300 basis points over the yield to maturity on a U.S. Treasury note having a remaining term approximately equal to the average life of such note, or at a floating rate not greater than 100 basis points over the reference rate (e.g., prime commercial lending rate, LIBOR, etc.) used as the basis for determining such rate. Such notes may include terms that would require the payment of a premium upon prepayment.

     In turn, to the extent not exempt under Rule 52 and/or Rule 45(b), Resources, AEPES and subsidiaries of either company, or any special purpose financing subsidiary, also propose to issue debt or equity securities of any type, including guarantees as appropriate, from time to time during the Authorization Period to finance acquisitions of Energy Assets.

     Such financings in aggregate with any AEP financings for which approval is requested above and any financings performed on an exempt basis under Rule 52 will not exceed the Investment Limitation; i.e., $800 million. Any debt security issued to AEP to evidence loans by AEP will comply with the requirements of Rule 52(b)(2).

     Applicants also request that the Commission authorize
Applicants to broker and market Energy Commodities at wholesale and retail in Canada.

     The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request
a hearing should submit their views in writing by September   ,
1998 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the declarant at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

     For the Commission, by the Office of Public Utility
Regulation, pursuant to delegated authority.

                         Jonathan G. Katz
                         Secretary